MASTER LICENSE AND DISTRIBUTION AGREEMENT

THIS MASTER LICENSE AND DISTRIBUTION AGREEMENT (“Agreement”) made effective as of the 1st day of February, 2019 ("Effective Date"),

BETWEEN:

EMERALD HEALTH BIOCEUTICALS INC., a company
incorporated under the laws of Delaware having a place of business at 300 – 5910 Pacific Center Boulevard, San Diego, California 92121

("Emerald”)

AND:

EMERALD HEALTH NATURALS INC., a company incorporated under the laws of British Columbia having a place of business at 7680 Venture Street, Burnaby, British Columbia V5A 3A2

("Distributor").

WHEREAS:

A.	Emerald is in the business of developing, manufacturing and selling certain nutraceutical supplement products; and

B.
Distributor wishes to obtain from Emerald and Emerald is willing to grant to Distributor certain rights to manufacture, market, distribute and sell certain nutraceutical supplement products in Canada; and

C.	The Parties entered into a Binding Term Sheet dated April 13, 2018 whereby Emerald received 4,900,000 common shares of Distributor in exchange for entering into this Agreement (“Shares”);

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained, each Party hereto covenants and agree with the other Party as follows:

1.	Definitions

1.1	"Affiliate" means any business entity or organization that Controls, is Controlled by or is under common Control with a Party;

1.2
"Applicable Laws" means any and all laws, rules, standards, guidelines, common law, judgments, orders, decrees, statutes, ordinances, regulations, by-laws and government policies relating to or in any way connected with the manufacture, packaging, use, marketing and distribution of the Licensed Product in any jurisdiction that are applicable to the activities of either Party, as applicable to such Party in the circumstances;

1.3
"Confidential Information" means any information which is not widely publicly known, other than through a breach of this Agreement by the other Party hereto, that is disclosed (directly or indirectly) by one Party to the other Party whether in writing, orally, in electronic form or in the form of samples or materials, including information concerning the other Party's business, clients, data bases, technology, Intellectual Property Rights, Improvements, products, proposed new products, product costs, product prices, finances, marketing plans, business opportunities, research, development or developed Know-How;

1.4	"Control" means the direct or indirect beneficial ownership of more than 50% of the voting shares of a business entity and "Controlled" will be construed accordingly;

1.5
"Distribute" means to make, compound, manufacture, repackage, create, promote, market, advertise, offer to sell, sell and otherwise dispose or distribute a product; and other forms of the word, such as "Distribution", "Distributing", "Distributed" and "Distributor" will be construed accordingly;

1.6	''Emerald Trade Marks" means the trademarks or trade names of Emerald used in connection with the Licensed Product in the Territory from time to time, as set out in Schedule "A";
1.7	“Field” means endocannabinoid and cannabinoid-based formulations for human use;

1.8	"Improvements" means any new indications, dosage strengths, reformulations, line extensions or other advances in, modifications or improvements to the Licensed Product;

1.9
"Intellectual Property Rights" means patents, inventions, rights in designs, trademarks, services marks, copyright, database rights, Know-How, formulations, recipes, Confidential Information, and all similar rights throughout the world, in each case whether such rights are registered, capable of registration, or otherwise, for the full duration of such rights (including any extensions or renewals);

1.10
"Know-How" means all information not publicly known or not independently developed by a third party that is used or required to be used in or in connection with any product existing in any form (including, but not limited to that comprised in or derived from horticultural, engineering, chemical and other data, specifications, formulae, experience, drawings, manuals, component lists, instructions, designs and circuit diagrams, brochures, catalogues and other descriptions) and relating to:

(a)	the design, development, manufacture or production of any products;

(b)	the design or retrofitting of any building;

(c)	the operation of any process;

(d)	the provision of any services;

(e)	the selection, procurement, construction, installation, maintenance or use of raw materials, plant, machinery or other equipment or processes;

(f)	the rectification, repair or service or maintenance of products, plant, machinery or other equipment;

(g)	the supply, storage, assembly or packing of raw materials, components or partly manufactured or finished products; or

(h)	quality control, testing or certification.

1.11	"Licensed Product" means the physical embodiment in a product of the Portfolio or any part thereof;

1.12
"Licensed Product IP" means any intellectual property of any form related to the Licensed Product, including rights not conferred by statute such as Confidential Information, data, compilations of data and Know-How;

1.13
"Losses" means any loss, injury, liability, damage, cost, expense (including reasonable legal and consulting fees and disbursements), or deficiency of any kind or nature, suffered or incurred by a Party, including in respect of any proceeding, assessment, judgment, settlement or compromise relating thereto;

1.14	“Minimum Advertised Price” is the price set out in the column titled “MSRP US$” across from the name of such Licensed Product in Schedule “A”, translated to Canadian dollars and discounted by 25%;
1.15	“New Intellectual Property Rights” has the meaning set forth in Section 14.5;

1.16
"Portfolio" means the formulations, substances and compounds set out in Schedule "A" hereto, any derivatives therefrom and any additions of additional formulations, substances and compounds to Schedule "A" from time to time and any Improvements owned by Emerald;

1.17	"Regulatory Authorities" means the government agencies or other bodies responsible for regulating the Licensed Products in any jurisdiction;

1.18	"Term" means the period during which this Agreement is in force pursuant to Section 10.1; and

1.19	"Territory" means Canada.

2.	Appointment and License

2.1	Subject to the terms and conditions of this Agreement, Emerald hereby:

(a)
appoints Distributor as the exclusive Distributor for Licensed Product throughout the Territory during the Term and grants to Distributor the sole, exclusive and irrevocable, subject to the provisions of this Agreement, license to Distribute the Licensed Products in the Territory for the Term;

(b)	grants to Distributor a non-exclusive, and irrevocable, subject to the provisions of this Agreement, license to use Emerald Trade Marks with respect to Licensed Products;

(c)
grants to Distributor a non-exclusive, and irrevocable, subject to the provisions of this Agreement, sublicense to use the Licensed Product IP other than Emerald Trade Marks for the Distribution of Licensed Products in the Territory.

2.2
The Parties acknowledge and agree that Distributor may appoint one or more sub- distributors and grant sublicenses to Distribute the Licensed Products in the Territory, provided that in all cases, Distributor shall remain responsible for all of its obligations under this Agreement that it delegates to a sub-distributor.

3.	Other Product

3.1
The Parties agree that each has the right to independently invent, develop, manufacture, market and sell proprietary formulations they have each independently developed within and outside the Field and will retain exclusive worldwide rights to such proprietary formulations (other than the Licensed Products and Improvements).

3.2
Furthermore, the Parties agree that they may collaboratively invent, develop, manufacture, market and sell proprietary formulations within and outside the Field and Emerald and Distributor will have co-exclusive worldwide rights to such co-developed proprietary formulations.

4.	Distributor's Obligations

4.1
Distributor will use reasonable commercial efforts to Distribute the Licensed Products in the Territory. Each Party will cooperate in good faith with the other to facilitate the foregoing and, in this respect, each Party will be responsible for its own costs in respect of same.

5.	Supply and Sale

5.1	Branding

(a)
Within 60 days after the Effective Date, or longer as agreed by the Parties, Emerald agrees to revise its packaging and labels for Licensed Product to be sold in the Territory by Distributor as reasonably requested by Distributor to comply with all labeling requirements from Regulatory Authorities. In all cases, Distributor shall be responsible for the content of the labels and packaging.

(b)	Additional re-branding or re-packaging on some or all Licensed Products may be requested by Distributor, the cost of which shall be borne by Distributor.

(c)
For greater certainty, all branding elements owned or licensed by Distributor or its sub- distributors will remain the exclusive property of Distributor or sub-distributors, as applicable, and all branding elements owned or licensed by Emerald will remain the exclusive property of Emerald.

5.2	Purchase Price

(a)
The purchase price for each Licensed Product shall be Emerald’s manufacturing costs plus 10% as set out in Schedule “A” (the “Purchase Price”), which may be amended by Emerald from time to time so long as:

(i)	Emerald provides 60 days’ prior written notice of such amendment of the Purchase Price to Distributor; and

(ii)	any increase is commensurate with price increases made by Emerald to other persons to whom supply of the same product as the Licensed Product is made.

5.3	Resale

(a)
Distributor agrees that it will use reasonable commercial efforts to prevent a third party to whom it sells Licensed Products from selling or distributing a Licensed Product at a price lower than such product’s Minimum Advertised Price, which Minimum Advertised Price may be amended by Emerald on January 1 of each year or from time to time in Emerald’s sole discretion by providing 60 days’ prior written notice to Distributor.

5.4	Compliance with Laws

(a)
The Parties agree to comply with all Applicable Laws and, in particular, with respect to the obtaining and maintaining of the required approvals from Regulatory Authorities relating to the commercialization of the Licensed Products.

6.	Limited Warranty and Product Liability

6.1
For six months after the date of shipment from Emerald, Emerald will at its sole discretion, replace or furnish credit for any Licensed Product that, in Emerald's judgment, has a defect in material, including without limiting, formulation, production process, manufacturing formulae, products stability or shelf life provided such product is returned, transportation charges prepaid, to Emerald with Emerald's prior permission and provided further that the product has not been or subject to unauthorized modifications. If Emerald's examination does not disclose a defect on a product claimed to be defective, the Distributor agrees to pay Emerald's established charges for unpacking, testing, and repackaging the product for reshipment. This warranty is the only warranty made by Emerald with respect to the Licensed Product delivered under this Agreement and may be modified or amended only by a written instrument signed by a corporate officer of Emerald and accepted by the Distributor. Emerald’s liability under this warranty shall be limited to replacement or credit for the Distributor's purchase price for the applicable Licensed Product.

6.2
The Distributor shall indemnify and hold harmless Emerald for damages or expenses resulting from any claim, suit or proceeding brought against the Distributor for product liability relating  to the Licensed Product. The Distributor agrees that Emerald has the right to defend, or at its option to settle, any claim, suit or proceeding brought against the Distributor or its customer on the issue of product liability, subject to the limitations set forth in this Agreement.

6.3	Each Party will maintain at all times, at its own expense, customary, reasonable and adequate insurance coverage on its activities under this Agreement, including product liability policy.

6.4	The warranties and indemnities in this Agreement shall survive the expiration or termination of this Agreement.

6.5
Other than as expressly set out in this Agreement, neither Party makes any other warranties, express or implied and each Party expressly disclaims, to the maximum extent permitted by law, all other warranties or conditions, express or implied by statute or otherwise including but not  limited to any implied warranties of merchantability, and fitness for a particular purpose, and non- infringement.

7.	Changes to Licensed Product

7.1
The Parties acknowledge and agree that Emerald may from time to time, make any changes to the Portfolio, including adding or removing a Licensed Product, but may only remove a Licensed Product if Emerald:

(a)	determines to cease Distributing a Licensed Product; and

(b)	has provided Distributor with 90 days’ prior written notice of its determination and its intention to remove the Licensed Product.

7.2
In the event Emerald determines to cease manufacturing of a Licensed Product or is otherwise unable to provide a Licensed Product, Distributor shall have the right to take over manufacturing of such Licensed Product.

7.3
The Parties acknowledge and agree that the Licensed Products and their respective descriptions and formulations may be required to be reformulated as required by Regulatory Authorities to obtain regulatory approval, and the Portfolio will be deemed to be amended accordingly.

7.4
In the event Emerald fails to obtain Regulatory Authority approval for one or more Licensed Products (or a reformulation acceptable to Distributor, acting reasonably), the Parties agree to negotiate in good faith a redistribution of the Shares.

8.	Improvements

8.1	The Parties agree that:

(a)	Emerald has the right to make any Improvements and any such Improvements shall be included in the license granted to Distributor hereto; and

(b)
Distributor has the right to make any Improvements and shall own the rights to all such Improvements reduced to practice by Distributor in the Territory, and Distributor will grant to Emerald a fully paid-up, royalty-free license to manufacture, market, distribute and sell improvements in Emerald’s territory.

9.	Payment

9.1
Distributor will pay Emerald for the Licensed Products it purchases within 30 days of the date of the invoice. Payment will be provided in a form mutually agreed upon between the Parties. In the event Distributor does not pay Emerald within the required period, Emerald shall be entitled to charge interest on the amount outstanding at the maximum allowable interest rate in California.

9.2
Each Party will be responsible for all of its own taxes in respect of its revenue earned under this Agreement. Each Party shall be entitled to withhold and remit to the appropriate taxing authority all sales taxes, customs duties and other similar taxes and duties of any kind whatsoever (collectively, the "Taxes & Duties") that it is obliged by law to withhold and remit in respect of the commercial transactions contemplated under this Agreement. If a Party is obliged to withhold and remit Taxes & Duties on behalf of the other, it shall be entitled to deduct that amount from any amount due and payable to that Party.

10.	Term

10.1	The term of this Agreement will commence on the Effective Date and will continue until April 13, 2023 ("Term”), unless otherwise terminated as provided for herein.

10.2	Either Party (the "Terminating Party") may terminate this Agreement by notice in writing to the other Party (the "Defaulting Party") on the occurrence of any one or more of the following events:

(a)
if the Defaulting Party is in breach of any material term of this Agreement and such breach is not cured within 30 days of the Defaulting Party receiving written notice from the Terminating Party specifying the breach in reasonable detail, or within such longer period of time as may be reasonably necessary to cure such breach provided that the Defaulting Party is acting in good faith and with all reasonable diligence to cure such breach;

(b)
if the Defaulting Party makes an assignment for the benefit of its creditors, is declared bankrupt, or otherwise takes advantage of provisions for relief under bankruptcy or insolvency legislation or other similar legislation in any jurisdiction, or makes an authorized assignment, or makes a proposal under bankruptcy or insolvency legislation or initiates proceedings under similar legislation;

(c)
if a receiver, receiver and manager or receiver-manager of all or any part of the assets of the Defaulting Party is appointed and such receiver, receiver and manager or receiver-manager is not discharged within 30 days of such appointment;

(d)	if an order is made or an effective resolution is passed for the winding-up or liquidation of the Defaulting Party; or

(e)	if the Defaulting Party ceases to carry on its business.

10.3
Any provisions herein as may reasonably be expected to remain in force, such as an obligation on one Party to pay the other monies owed, will survive the expiration or termination of this Agreement and will remain in full force and effect following such expiration or termination. The expiration or termination of this Agreement will not affect the rights of any Party to make a claim for damages arising from a breach of any provision of this Agreement which occurred prior to such expiration or termination.

11.	Effect of Termination

11.1	Upon termination of this Agreement:

(a)
Distributor will promptly provide Emerald with written notice stating the inventory of all the Licensed Product in Distributor's stock with a minimum dating of 24 months. Emerald may re-purchase from Distributor all, or any part of, such inventory for the fair market value thereof at Emerald's sole option. Should Emerald decide not to exercise this option, or fail to give notice of its intention to exercise the option within thirty days of the date of receipt by Emerald of written notice of Distributor's said inventory, Distributor may sell off its inventory of Licensed Product in accordance with the terms of this Agreement within six months after the end of the Term;

(b)
Except for the purposes of selling inventory pursuant to Section 11.1(a), Distributor will immediately discontinue and permanently refrain from any use of any product literature, promotional material or written materials bearing the Emerald Trade Marks;

(c)
Except for the purposes of selling inventory pursuant to Section 11.1(a), Distributor will immediately, at its own expense, destroy any and all promotional material and all other materials relating to the Licensed Product and/or Emerald, including materials constituting Confidential Information of Emerald or containing Emerald Trade Marks in its possession or control, and provide evidence of such destruction, except where Emerald requests return of such Confidential Information; and

(d)
Emerald will return or destroy all Confidential Information of Distributor, including any product literature, promotional material or written materials in connection with the Distribution of the Licensed Product; and

(e)	Distributor will pay all amounts owing by it to Emerald under this Agreement within 30 days after the termination of this Agreement.

12.	Purchase Orders

12.1	All orders shall be in writing and shall specify the quantity and description of the Licensed Products; requested delivery dates and place of delivery; applicable price; and any special instructions.

12.2
All orders for Licensed Products shall be subject to acceptance by Emerald and shall not be binding on Emerald until the earlier of written confirmation or shipment, and, in the case of acceptance by shipment, only as to the portion of the order actually shipped.

12.3	Once an order has been accepted by Emerald, it may not be canceled by Distributor, unless agreed to in writing by Emerald.

12.4
Emerald reserves the right to cancel or suspend any orders placed by Distributor and accepted by Emerald, or refuse or delay shipment thereof, if Distributor fails to make any payment as provided in this Agreement or in any invoice or to meet credit or financial requirements established by Emerald or otherwise to comply with the terms and conditions of this Agreement.

12.5
In connection with the delivery of the products, Distributor may designate in writing, not less than fifteen business days prior to the shipment date, the carrier for shipment and the amount of insurance and nature of coverage. If Distributor fails to so designate any or all such items, Emerald, at its discretion, may specify any item not so designated.

12.6
Distributor may direct that Emerald ship directly to any location in the Territory designated by Distributor. Emerald agrees to comply with these requests at Distributor’s cost and provided that Distributor furnishes Emerald with shipping instructions at least fifteen days prior to shipment.

12.7	All Licensed Products shall be shipped by Emerald F.O.B. Origin from Emerald's port of shipment. Shipments shall be made to Distributor's identified warehouse facilities or freight forwarder.

12.8
Title to Licensed Products purchased under this Agreement will pass upon shipment to Distributor. The Distributor assumes the risk of loss and damage of the Licensed Products in transit from Emerald’s shipping point.

12.9
Emerald shall use reasonable commercial efforts to meet Distributor's requested delivery schedules for the Licensed Products. Should orders for Licensed Products exceed Emerald's available inventory, Emerald will allocate its available inventory and make deliveries as Emerald in its sole discretion deems equitable.

13.	Representations and Warranties

13.1	In order to induce Distributor to enter into this Agreement and complete its obligations hereunder, Emerald represents and warrants to Distributor that:

(a)	Emerald was and remains duly incorporated under the laws of the State of Delaware;

(b)
Emerald holds all licenses and permits that are required for carrying on its business in the manner in which such business will need to be carried on in order for Emerald to meet its obligations under this Agreement;

(c)
Emerald has the corporate power to carry on the business carried on by it and to be carried on by it to meet its obligations under this Agreement, and Emerald is duly qualified to carry on business in all jurisdictions in which it carries on business; and

(d)
Emerald has good and sufficient right and authority to enter into this Agreement and to carry out its obligations under this Agreement on the terms and conditions set forth herein, and this Agreement is a binding agreement on Emerald enforceable against it in accordance with its terms and conditions.

13.2	In order to induce Emerald to enter into this Agreement and complete its obligations hereunder, Distributor represents and warrants to Emerald that:

(a)	Distributor was and remains duly incorporated under the laws of British Columbia;

(b)
Distributor holds all licenses and permits that are required for carrying on its business in the manner in which such business will need to be carried on in order for Distributor to meet its obligations under this Agreement;

(c)
Distributor has the corporate power to carry on the business carried on by it and to be carried on by it to meet its obligations under this Agreement, and Distributor is duly qualified to carry on business in all jurisdictions in which it carries on business; and

(d)
Distributor has good and sufficient right and authority to enter into this Agreement and to carry out its obligations under this Agreement on the terms and conditions set forth herein, and this Agreement is a binding agreement on Distributor enforceable against it in accordance with its terms and conditions.

14.	Intellectual Property

14.1
Distributor hereby acknowledges and agrees that the Licensed Product IP is the property of Emerald and/or its Affiliates and Distributor will use the Licensed Product IP only in accordance with the licenses granted herein.

14.2
Distributor further agrees not to claim for itself any right, title, covenant, or interest in or to any of the Licensed Product IP except for the rights granted under this Agreement, nor to challenge in any manner Emerald's rights thereto. Nothing in this Agreement will be deemed to in any way constitute any transfer or assignment by Emerald of the Licensed Product IP to Distributor or give Distributor any right, title or interest in or to the Licensed Product IP other than the licenses specifically granted herein.

14.3
Emerald acknowledges that nothing in this Agreement will entitle it or any other Party to any right to any intellectual property owned by Distributor, including without limitation, New Intellectual Property Rights (unless transferred to Emerald pursuant to Section 14.5 below), patents, trademarks, trade names, copyright, know-how, trade dress or, business information, clients, data bases, technology, products, proposed new products, product costs, product prices, finances, marketing plans, business opportunities, research or development.

14.4
Distributor will have full responsibility for, and will control the preparation and prosecution of, all regulatory registrations and licenses and the maintenance, defense and enforcement of all Licensed Property IP in the Territory. Emerald will use commercially reasonable efforts to provide (and cause its Affiliates to provide) all assistance requested by Distributor in such activities at Distributor's cost, including being joined as a party to any applicable proceedings. Emerald will have the right, at Emerald's expense, to join in any applicable proceedings.

14.5
In the event that, in connection with the exercise of Distributor's rights or the performance of its obligations under this Agreement, Distributor develops Improvements or Intellectual Property Rights exclusively related to the Licensed Product ("New Intellectual Property Rights") such information will be communicated in writing in sufficient detail to Emerald within thirty days and upon Emerald affirmatively communicating its desire to acquire the New Intellectual Property within thirty days of such notice:

(a)
Distributor and Emerald will thereupon negotiate in good faith the assignment to Emerald, at fair market value, all of Distributor's right, title and interest in and to the New Intellectual Property Rights; and

(b)
upon such assignment Emerald hereby grants and will grant to Distributor a royalty-free exclusive license to use the New Intellectual Property Rights in Distributing the Licensed Product in the Territory and it will thereafter form a part of the Portfolio and Licensed Product IP, as applicable.

14.6
In the event Emerald does not affirmatively communicate its desire to acquire the New Intellectual Property Rights within thirty days of the same being disclosed to it, such rights, including any Improvements, will thereafter irrevocably belong to Distributor.

15.	Indemnity

15.1
Subject in all cases to the limitations of liability expressly set out in this Agreement, each Party (each, an "Indemnifying Party") agrees to indemnify or hold harmless the other Party and its officers, directors, employees, agents, Affiliates, representatives, successors, and assigns (each, an "Indemnified Party") from any and all Losses arising from or in connection with any of the following:

(a)
any material inaccuracy of any expressly made representation or warranty given by the Indemnifying Party in this Agreement or any agreement, instrument or document executed in connection with this Agreement; or

(b)	any breach by the Indemnifying Party of any covenant or agreement for which it is responsible for in this Agreement; or

(c)
the negligent act or omission of the Indemnifying Party, including any breach by the Indemnifying Party that was caused by or contributed to by any act or omission of its officers, directors, employees, agents, Affiliates, representatives, successors, and assigns, but only to the extent of the negligence of the Indemnifying Party.

16.	Records Retention

16.1
Distributor will keep complete and accurate records pertaining to its financial obligations provided herein, the sales achieved and inventory of the Licensed Product for a period of at least five years after the termination or expiry of this Agreement or such longer period as may be required by Applicable Law, and in sufficient detail to permit Emerald to confirm the accuracy of the payments made hereunder.

17.	General

17.1
This Agreement is entered into solely between, and may be enforced only by, the Parties and their respective successors and permitted assigns. This Agreement will not be deemed to create any rights in any Person other than the Parties or to create any obligations of a Party to any such Person, whether directly or indirectly.

17.2
The Parties are independent contractors. There is no relationship of partnership, joint venture, employment, franchise, or agency between the Parties. Within this Agreement, any terms used to describe the Parties or the nature of their activities is purely for convenience, and not of legal  significance. Neither Party will have any power to bind the other Party or incur obligations on the other Party's behalf without the other Party's prior written consent. Neither Party will represent itself in any way that implies that it is an agent, branch or joint venture of the other Party.

17.3
The Parties shall execute and deliver all such further documents and instruments and do all such acts and things as any Party may reasonably require of the other in order that the full intent and meaning of this Agreement is carried out.

17.4
Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the Parties of this paragraph or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

17.5
The Schedule to this Agreement and the recitals to this Agreement constitute a part of  this Agreement. The headings in this Agreement are for reference only and do not constitute terms of this Agreement. Whenever the singular or masculine is used in this Agreement the same shall be deemed to include the plural or the feminine or the body corporate as the context may require.

17.6
This Agreement constitutes the entire agreement between the Parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein.

17.7
No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the Parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by all of the Parties to this Agreement.

17.8
Any notice, request, demand or other communication of any kind whatsoever to be given under this Agreement shall be in writing and shall be delivered by hand, email or by fax to the Parties at their following respective addresses:

To Distributor:

Emerald Health Naturals Inc.
7680 Venture Street
Burnaby, British Columbia
V5A 3A2

Attention: Gaetano Morello
Email: gm@emerald.life

To Emerald:

Emerald Health Bioceuticals Inc.
300 – 5910 Pacific Center
Boulevard San Diego,
California 92121

Attention:       Avtar Dhillon
Email:             ad@idhillon.com

or to such other addresses as may be given in writing by the Parties hereto in the manner provided for in this paragraph, and the Party sending such notice should request acknowledgement of delivery and the Party receiving such notice should provide such acknowledgement. Notwithstanding whether or not a request for acknowledgement has been made or replied to, whether or not delivery has actually occurred will be a question of fact. If a Party can prove that delivery was made as provided for above, then it will constitute delivery for the purposes of this Agreement whether or not the receiving Party acknowledged receipt.

17.9	This Agreement may not be assigned by any Party hereto without the prior written consent of the other Party hereto.

17.10
This Agreement shall be subject to, governed by, and construed in accordance with the laws of the State of California and the federal laws applicable therein, and the Parties hereby attorn to the jurisdiction of the Courts of San Diego.

SIGNED, SEALED AND DELIVERED BY
EMERALD HEALTH BIOCEUTICALS INC.

per: /s/Avtar Dhillon

Name of Signatory: Avtar Dhillon
Title of Signatory: Chariman

SIGNED, SEALED AND DELIVERED BY

EMERALD HEALTH NATURALS INC. per:

/s/Gaetano Morello

Name of Signatory: Gaetano Morello
Title of Signatory: CEO

SCHEDULE "A"

LIST OF LICENSED PRODUCTS AND PRICING

[intentionally omitted]